Exhibit 3.1

AMENDMENT NO. 1 TO AMENDED AND RESTATED BYLAWS

OF

TC GLOBAL, INC.

Article 2.1 entitled “Number and Qualification” shall be amended and the following language shall replace the previous language:

2.1 Number and Qualification. The Board of Directors shall consist of at least one (1) individual and not more than nine (9) individuals. The size of the Board of Directors shall be determined from time to time by resolution of the Board of Directors, provided that a decrease in the number of directors shall not shorten the term of an incumbent director.

A director need not be a resident of the State of Washington nor a shareholder of the Corporation.

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